                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No.________)

Whitney Information Network, Inc.               4818 Coronado Parkway, Cape

Coral, FL  33904

Name of Issuer                                  Address

      Common Stock                              966621104

(Title of Class of Securities)                              (CUSIP Number)

                                December 31, 2001
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   966621 10 4

1.    Names of Reporting Persons.         Russell A. Whitney

      I.R.S. Identificiation Nos. of abover persons (entities only).
###-##-####

2.    Check the Appropriate Box if a Member of Group (See Instructions)
      (a)
         ---------------------------------------------------------------
      (b)
         ---------------------------------------------------------------

3.    SEC Use Only
                  ------------------------------------------------------------

4.    Citizenship or Place of Organization            United States

Number of Shares Beneficially Owned by Each Reporting Person With:

      5.    Sole Voting Power

      6.    Shared Voting Power           6,650,000

      7.    Sole Dispositive Power

      8.    Shared Dispositive Power            6,650,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person     6,659,350

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

11.   Percent of Class Represented by Amount in Row (9)     84.5%

12.   Type of Reporting Person (See Instructions)

      Shares held in the name of Russell A. Whitney and Ingrid Whitney as Tenants by the Entireties -6,650,000.

      Shares held by Russell A. Whitney's Adult daughter in her name - 9,350.

      Total owned Benefically       6,659,350.

SIGNATURE
After reasonable Inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2002
Date

/s/Russell A. Whitney
Signature. Russell A. Whitney, CEO